May 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lily Dang

Re: Forward Air Corporation

Form 10-K for the Fiscal Year ended December 31, 2020

Filed March 1, 2021

File No. 000-22490

Dear Ms. Dang:

On behalf of our client, Forward Air Corporation (the “Company”), we confirm that the Company is in receipt of your comment letter dated April 15, 2021 (the “Comment Letter”), regarding the Staff (the “Staff”) of the Securities and Exchange Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020. As discussed with the Staff, the Comment Letter was inadvertently misdirected internally at the Company and was not received by the Chief Executive Officer until Wednesday, May 5, 2021. As such, the Company respectfully requests additional time to respond to the Comment Letter and intends to provide a response no later than May 21, 2021. If you have any questions regarding this request, please do not hesitate to contact me at (954) 768-8210 or perezf@gtlaw.com. Thank you very much for your courtesy in this matter.

Sincerely,

Greenberg Traurig, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:	Thomas Schmitt, President & Chief Executive Officer, Forward Air Corporation

Michael L. Hance, Chief Legal Officer & Secretary, Forward Air Corporation

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